PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-133007
Dated October 29, 2008
(To the Prospectus dated April 5, 2006 and Prospectus Supplement dated October 12, 2007)

100% Principal Protection Absolute Return Barrier Notes
Investment Strategies for Uncertain Markets
HSBC USA Inc. $5,000,000 Notes linked to the S&P 500® Index due on or about October 29, 2009

Investment Description

100% Principal Protection Absolute Return Barrier Notes are notes issued by HSBC USA Inc. (“HSBC”) linked to the performance of the S&P 500® Index (the ‘‘index’’). The notes provide an opportunity to hedge your exposure to the stocks constituting the index while benefiting from any moderately positive or moderately negative performance of the index. If the index never closes more than a certain percentage above or below the index starting level (which percentage we refer to as the ‘‘absolute return barrier’’), at maturity, per note you will receive the principal amount plus a return based on the absolute value of the return on the index from, and including, the trade date to, and including, the final valuation date (the “observation period”). Otherwise, at maturity you will receive only your principal amount. The 100% principal protection feature applies only if you hold the notes to maturity. Any payment on the notes, including any 100% principal protection feature, is subject to the creditworthiness of the issuer.

Features

❑
Hedging Opportunity—You have the potential to hedge your exposure to the constituent stocks of the index while benefiting from any moderately positive or moderately negative performance over the 12-month term of the notes.

❑
Potential for Equity-Linked Performance—If the index never closes above the upper index barrier or below the lower index barrier during the observation period, you will receive an equity-based return that may exceed the return you could receive on traditional fixed income investments.

❑
Preservation of Capital—At maturity, you will receive a cash payment equal to at least 100% of your principal amount. 100% principal protection only applies if the notes are held to maturity, and is subject to the creditworthiness of the Issuer.

❑	Diversification—The notes provide diversification within the equity portion of your portfolio through exposure to the S&P 500® Index.

Key Dates

Trade Date	October 27, 2008
Settlement Date	October 31, 2008
Final Valuation Date*	October 23, 2009
Maturity Date*	October 29, 2009
*	Subject to postponement in the event of a market disruption event.

Note Offering

These terms relate to a note offering linked to the index with an absolute return barrier. The notes are offered at a minimum investment of $1,000.

Notes	Absolute Return Barrier	Index Starting Level	Upper Index Barrier	Lower Index Barrier	CUSIP	ISIN
Notes linked to the S&P 500® Index	22.50%	848.92	1,039.93	657.91	4042EP826	US4042EP8267

See “Additional Information about HSBC USA Inc. and the Notes” on page 2. The notes offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, and the terms set forth herein. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks related to the notes and the index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The notes will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 11 for information relating to the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	$10.00	$0.125	$9.875
Total	$5,000,000.00	$62,500.00	$4,937,500.00

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
100% Principal Protection Absolute Return Barrier Notes Linked to the S&P 500® Index due on or about October 29, 2009	$5,000,000.00	$196.50
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC and the Notes

This pricing supplement relates to one note offering linked to the index identified on the cover page. The index referred to in this pricing supplement is a reference asset as defined in the prospectus supplement. The purchaser of a note will acquire a security linked to the index. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates to the index identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 6 of this pricing supplement and in “Risk Factors” beginning on page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated October 12, 2007:
www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

♦	Prospectus addendum dated December 12, 2007:
www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

♦	Prospectus dated April 5, 2006:
www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated October 12, 2007, references to the “prospectus addendum” mean the prospectus addendum dated December 12, 2007 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability

The notes may be suitable for you if:

♦    You seek a 12-month investment with a return linked to the absolute return of the index, provided the performance of the index does not breach the absolute return barrier during the observation period.

♦    You seek an investment that offers 100% principal protection on the notes when held to maturity.

♦    You believe the performance of the index will be moderately positive or moderately negative over the observation period, and that the closing level of the index is unlikely to exceed on any scheduled trading day the upper index barrier or the lower index barrier.

♦    You are willing to forego dividends paid on the stocks included in the index.

♦    You do not seek current income from this investment.

♦    You are willing to hold the notes to maturity, and you are aware that there may be little or no secondary market for the notes.

♦    You are willing to invest in the notes based on the absolute return barrier.

♦    You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

♦    You believe the performance of the index will not be moderate and may exceed the range of the upper index barrier or the lower index barrier on a scheduled trading day during the observation period.

♦    You do not seek an investment with exposure to the index.

♦    You seek an investment that is exposed to the full potential appreciation of the index, without a cap on the maximum gain on the return of the notes.

♦    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦    You prefer to receive the dividends paid on any stocks included in the index.

♦    You seek current income from this investment.

♦    You are unable or unwilling to hold the notes to maturity.

♦    You seek an investment for which there will be an active secondary market.

♦    You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

Final Terms

Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Principal Amount (per note)	$10
Term	12 months
Payment at Maturity (per note)	Principal amount plus the variable return
Variable Return
A) If the closing level of the index is never greater than the upper index barrier and never less than the lower index barrier on any scheduled trading day during the observation period, including the final valuation date, your variable return will equal the product of your principal amount multiplied by the absolute index return, calculated as follows:

($10.00 x Absolute Index Return)

or

B) If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, including the final valuation date, regardless of what the index ending level is, your variable return will equal zero:

$0.

Absolute Index Return	Absolute value of: Index Ending Level — Index Starting Level Index Starting Level
Index Starting Level	848.92, representing the closing level of the index on the trade date.
Index Ending Level	The closing level of the index on the final valuation date.
Closing Level
The closing level on any scheduled trading day during the observation period will be the closing level of the index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on Bloomberg Professional® service page “SPX <INDEX>”.

Observation Period	The period starting on, and including, the trade date and ending on, and including the final valuation date.
Upper Index Barrier	1,039.93, representing 122.50% of the index starting level.
Lower Index Barrier	657.91, representing 77.50% of the index starting level.

1 HSBC USA Inc. is rated Aa3 by Moody’s and AA- by Standard & Poor’s. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the trading level of the index, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

Determining Payment at Maturity

You will receive a cash payment at maturity equal to the principal amount of your notes, or $10 per note.

The absolute return barrier limits your potential upside return. However, the absolute return barrier also allows you to benefit from both positive and negative performance if the closing level of the index is never greater than the upper index barrier and never less than the lower index barrier on any scheduled trading day during the observation period. If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, you will receive only your principal amount.

Illustrative Examples and Return Table of the Notes at Maturity

The following examples are provided for illustrative purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of the index relative to its index starting level. We cannot predict the index ending level on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the index. All prices in the illustrative examples are denominated in USD and rounded to the nearest penny.
The following examples and table illustrate the payment at maturity for a $10.00 note on a hypothetical offering of the notes, with the following assumptions:

Principal Amount:	$10.00 (per note)
Index Starting Level:	848.92
Principal Protection:	100% at maturity
Term:	12 months
Absolute Return Barrier:	22.50%
Upper Index Barrier:	1,039.93, which is 22.50% above the index starting level
Lower Index Barrier:	657.91, which is 22.50% below the index starting level
Observation Period:	The period starting on the trade date and ending on, and including, the final valuation date

Example 1 — If the level of the index increases over the observation period by 15% and the closing level of the index is never greater than the upper index barrier and never less than the lower index barrier on any scheduled trading day during the observation period, investors would receive a payment at maturity equal to the principal amount of each note plus the variable return, as expressed below:

Payment at maturity per $10.00 note principal amount	=	$10.00 + ($10.00 × (absolute index return))
	=	$10.00 + ($10.00 × (15%))
	=	$11.50

Example 2 — If the level of the index decreases over the observation period by 15% and the closing level of the index is never greater than the upper index barrier and never less than the lower index barrier on any scheduled trading day during the observation period, investors would receive a payment at maturity equal to the principal amount of each note plus the variable return, as expressed below:

Payment at maturity per $10.00 note principal amount	=	$10.00 + ($10.00 × (absolute index return))
	=	$10.00 + ($10.00 × (15%))
	=	$11.50

Example 3 — If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, investors would receive $10.00 at maturity for each note regardless of the performance of the index during the observation period. If the closing level of the index is greater than the upper index barrier or less than the lower index barrier on any scheduled trading day during the observation period, investors will receive only the principal amount (zero return).

		No Index Closing Outside Absolute Return Barrier**			An Index Closing Outside Absolute Return Barrier
Index Ending Level	Index Return	Variable Return ($)*	Payment at Maturity ($)*	Return on Note (%)*	Variable Return ($)	Payment at Maturity ($)	Return on Note (%)
1,697.84	100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,528.06	80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,358.27	60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,188.49	40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
1,039.93	22.50%	$2.26	$12.26	22.50%	$0.00	$10.00	0.00%
976.26	15.00%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
933.81	10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
891.37	5.00%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
848.92	0.00%	$0.00	$10.00	0.00%	$0.00	$10.00	0.00%
806.47	-5.00%	$0.50	$10.50	5.00%	$0.00	$10.00	0.00%
764.03	-10.00%	$1.00	$11.00	10.00%	$0.00	$10.00	0.00%
721.58	-15.00%	$1.50	$11.50	15.00%	$0.00	$10.00	0.00%
657.91	-22.50%	$2.26	$12.26	22.50%	$0.00	$10.00	0.00%
509.35	-40.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
339.57	-60.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
169.78	-80.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
0.00	-100.00%	N/A	N/A	N/A	$0.00	$10.00	0.00%
* Numbers have been rounded for ease of analysis
** Calculation assumes that the index never closes above the upper index barrier or below the lower index barrier on any scheduled trading day during the observation period
*** Calculation assumes that the index closes above the upper index barrier or below the lower index barrier on at least one scheduled trading day during the observation period

The notes are intended to be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the level of the index has appreciated since the pricing date of the notes. The potential returns described here assume that your notes are held to maturity.

What Are the Tax Consequences of the Notes?

The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the notes should be treated as indebtedness for U.S. federal income tax purposes. However, there are no statutory provisions, regulations, published rulings or judicial decisions specifically addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes.

Under one approach, the notes should be treated as short-term debt instruments. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, it is reasonable to treat the notes in accordance with this approach. See “Certain U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes - Short-Term Debt Instruments” in the prospectus supplement for additional information on certain U.S. federal income tax considerations applicable to notes that are treated as short-term debt instruments.

The Treasury regulations are unclear as to how the holder of a short-term debt instrument that provides for contingent interest, such as the notes, should determine the amount of the discount. Under one approach, an accrual method U.S. holder or a cash method U.S. holder that elects to accrue the discount currently would be required to wait until the maturity of a note to determine the amount of the discount, even if the term of the note spans a taxable year. Under another approach, such a holder would apply rules analogous to the rules that apply to “contingent payment debt instruments” and would accrue discount at the issuer’s comparable yield (i.e., the yield at which the issuer would issue a fixed-rate noncontingent debt instrument with terms and conditions similar to those of the notes). Under this approach, if the actual discount received is less than the accrued discount based on the comparable yield, then the U.S. holder would first reduce the discount accrued for the year in which the interest is paid, and any remainder of the difference between the accrued discount and the actual discount received will be treated as an ordinary loss that is not subject to limitations on the deductibility of miscellaneous deductions. Finally, other approaches may be possible. Prospective investors should consult with their tax advisors regarding the appropriate method of accruing the discount on the notes. Prospective purchasers can obtain the comparable yield by contacting Structured Equity Derivatives - Structuring, HSBC Bank USA, National Association, 452 Fifth Avenue, 3rd Floor, New York, NY 10018.

Accrual method and cash method U.S. holders that elect to accrue the discount currently will recognize gain or loss on the sale, exchange or other disposition of the notes, to the extent that the amount realized is more or less than its purchase price, increased by the discount previously accrued by the owner on the notes. Any such gain or loss should generally be capital gain (although if a U.S. holder has accrued income based on the issuer’s comparable yield, it is possible that any loss may first reduce the discount accrued for the year in which the interest is paid and any remainder of such loss will be treated as an ordinary loss that is not subject to limitations on the deductibility of miscellaneous deductions). The deductibility of capital losses by U.S. holders is subject to limitations. In the case of a cash method U.S. holder that does not elect to accrue the discount in income currently, any gain realized on the notes upon the sale, retirement, or exchange of the notes will be ordinary income to the extent of the discount that has accrued on a straight-line basis (or, if elected, according to a constant yield method based on daily compounding) and has not previously been included in income through the date of the sale, retirement, or exchange.

However, because under certain circumstances the notes may be outstanding for more than one year, it is possible that the notes may not be treated as short-term debt instruments. In that event, the notes could be treated as contingent payment debt instruments. See “Certain U.S. Federal Income Tax Considerations - U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes - Contingent Payment Debt Instruments” in the prospectus supplement for additional information on certain U.S. federal income tax considerations applicable to notes that are treated as contingent payment debt instruments.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Key Risks

An investment in the notes involves significant risks. Some of the risks that apply to the notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the notes generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

♦
Principal protection only applies if you hold the notes to maturity — You should be willing to hold your notes to maturity. You will be entitled to receive at least the full principal amount of your notes only if you hold your notes to maturity. The market value of the notes may fluctuate between the date you purchase them and the final valuation date. If you sell your notes in the secondary market prior to maturity, you may have to sell them at a loss.

♦
The notes will not bear interest — As a holder of the notes, you will not receive periodic interest payments. The overall return you earn on your notes, if any, may be lower than interest payments you would receive by investing in a conventional fixed-rate or floating-rate debt security having the same maturity date and issuance date as the notes.

♦
The amount you receive at maturity per note may not be greater than the principal amount — If on any scheduled trading day during the observation period, the closing level of the index is greater than the upper index barrier or less than the lower index barrier, the variable return on the notes will be equal to zero. Accordingly in such a circumstance, at maturity, you would receive only the principal amount of your notes.

♦
Your ability to participate in the performance of the index is limited — Your ability to participate in the performance of the index over the term of the notes is limited to the range between, and including, the upper index barrier and the lower index barrier. Therefore, the variable return is capped at the absolute return barrier.

♦
The notes will not be listed on any securities exchange or quotation system - The notes will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the notes. The price, if any, at which you may be able to sell your notes prior to maturity could be at a substantial discount from the initial price to public, and as result, you may suffer substantial losses.

♦
Impact of fees on the secondary market prices - Generally, the market price of the notes in the secondary market is likely to be lower than the initial public offering price of the notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the notes.

♦
Price prior to maturity - The market price of the notes will be influenced by many unpredictable and interrelated factors, including the level of the index; the volatility of the underlying index; dividends; the time remaining to the maturity of the notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC.

♦
Credit of issuer - The notes are senior unsecured debt obligations of the issuer, HSBC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection provided at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the notes.

♦
If the closing level of the index on any scheduled trading day during the observation period is greater than the upper index barrier or less than the lower index barrier, the market value of the notes will decrease — If the closing level of the index on any scheduled trading day during the observation period is greater than the upper index barrier or less than the lower index barrier, regardless of what the index ending level is, your cash settlement value will be equal to the principal amount at maturity. As such, the market value of the notes may decline below the principal amount of the notes. If you try to sell your notes in the secondary market prior to maturity in these circumstances, you may receive less than the principal amount per note.

♦
Owning the notes is not the same as owning the stocks underlying the index -The return on your notes may not reflect the return you would realize if you actually owned the stocks included in the index. As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the index would have.

♦
Potential HSBC impact on price - Trading of transactions by HSBC or its affiliates in the index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the index, may adversely affect the market price of the index and, therefore the market value of the notes.

♦
Potential conflict of interest - HSBC and its affiliates may engage in business with the issuers of the stocks comprising the index, which may present a conflict between the obligations of HSBC and you, as holder of the notes. The calculation agent, an affiliate of the issuer, will determine the index ending level and payment at maturity based on observed levels of the index in the market. The calculation agent can postpone the determination of the index ending level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦
Potentially inconsistent research, opinions or recommendations by HSBC - HSBC, UBS Financial Services, Inc. and their affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the level of the index or the value of the stocks included in the index, and therefore the market value of the notes.

Market Disruption Event

If the final valuation date is not a scheduled trading day, then the final valuation date will be the next scheduled trading day. If a market disruption event (as defined below) exists on the final valuation date, then the final valuation date will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date, and the index ending level will be determined by means of the formula for and method of calculating the index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in the index (or a good faith estimate of the value of a stock in the index which is itself the subject of a market disruption event). If the final valuation date is postponed, then the maturity date will also be postponed until the fourth business day following the postponed final valuation date.

“Market disruption event” means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any stock included in the index or (B) in futures or options contracts relating to the index on any related exchange; or

(ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any stock included in the index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the index on any relevant related exchange; or

(iii) the closure on any scheduled trading day of any relevant exchange or related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (a) the actual closing time for the regular trading session on the exchange and (b) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” means each exchange or quotation system on which futures or options contracts relating to the index are traded, or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the index.

“Relevant exchange” means the primary exchange or quotation system for any stocks then included in the index.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

The S&P 500® Index (the “Index”)

Standard & Poor’s (“S&P”) publishes the Index

We have derived all information relating to the S&P 500® Index (the “index”), including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the index at any time.

S&P publishes the index.

The index is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 27, 2008, 419 companies, or 83.80% of the constituents in the index, traded on the New York Stock Exchange (the “NYSE”) and 81 companies, or 16.20% of the constituents in the index, traded on The NASDAQ Global Select Market or the NASDAQ Global Market (collectively, the “NASDAQ”). S&P chooses companies for inclusion in the index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the index with the number of companies included in each group, as of October 27, 2008, indicated in parenthesis: Industrials (57), Utilities (31), Telecommunication Services (9), Materials (30), Information Technology (74), Energy (40), Consumer Staples (41), Consumer Discretionary (80), Health Care (53) and Financials (85). Changes in the index are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol “SPX” and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The index does not reflect the payment of dividends on the stocks included in the index.

Computation of the index

S&P currently computes the index as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the “market value” of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the index.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the company,

•	the substitution by S&P of particular component stocks in the index, and

•	other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value X New Market Value = New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the index.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the index and an index component’s market value.

License Agreement with Standard & Poor’s (“S&P”):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some securities, including the CDs.

The CDs are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the CDs or any member of the public regarding the advisability of investing in securties generally or in the S&P 500® particularly or the ability of the S&P 500® to track general stock market performance. S&P’s only relationship to HSBC (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the CDs. S&P has no obligation to take the needs of HSBC or the holders of the CDs into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the CDs, prices at which the CDs are to initially be sold, or quantities of the CDs to be issued or in the determination or calculation of the equation by which the CDs are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the CDs.

STANDARD AND POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500®, OR ANY DATA INCLUDED THEREIN AND STANDARD AND POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD AND POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE CDS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“STANDARD & POOR’S®”, “S&P®”, “S&P 500®”, “STANDARD & POOR'S 500”, AND “500” ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. THE FOREGOING MARKS HAVE BEEN LICENSED FOR USE BY HSBC USA INC. THE CDS ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S AND STANDARD & POOR'S MAKES NO REPRESENTATION, WARRANTY, OR CONDITION REGARDING THE ADVISABILITY OF INVESTING IN THE CDS.

The graph below illustrates the performance of the index from 1/2/97 to 10/27/08, as well as the upper index barrier and the lower index barrier, assuming an index starting level of 848.92 which was the index closing level on October 27, 2008 as reported on Bloomberg Professional® service. The historical levels of the index should not be taken as an indication of future performance. Numbers have been rounded for ease of analysis.

Certain ERISA Considerations

We urge you to read and consult the “Certain ERISA Considerations” section in the Prospectus Supplement.

Discontinuance or Modification of the Index

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the index on any day on which the index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the index is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the index ending level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

If at any time the method of calculating the index or a successor index, or the level thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of the index does not fairly represent the level of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the index or a successor index is modified so that the level of the index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust the index in order to arrive at a level of the index or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means Standard & Poor’s, a division of the McGraw-Hill Companies, Inc.

Events of Default and Acceleration

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Final Terms” in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated absolute index return. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for that index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments, if any, with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of this pricing supplement, which will be filed pursuant to Rule 424(b). We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.